Filed by Seven Oaks Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Seven Oaks Acquisition Corp.

Commission File No. 001-39817

Boxed and AEON Announce Launch of myAEON2go Software and Services Technology in Malaysia

Next Steps Include Boxed Implementations to Power AEON Mall Tenants’ E-commerce Operations

Boxed moving to Expand into Additional International Markets

NEW YORK and KUALA LUMPUR, MALAYSIA, September 09, 2021 – Boxed (“Boxed” or “the Company”), an e-commerce grocery platform selling bulk consumables to households and businesses, and AEON CO (“AEON”), one of the largest retailers in Asia, today announced the launch of its end-to-end software and services platform in the Malaysian market with myAEON2go.

AEON will use Boxed’s proprietary e-commerce technology to power myAEON2go at over 40 locations for both in-store pick-up or on-demand grocery delivery. The solution includes an e-commerce storefront website and mobile app, as well as proprietary inventory-picking software, allowing AEON customers the flexibility to shop for AEON products however they choose, whether picked up in-store, or delivered directly to their doorstep. In addition, the Boxed e-commerce technology will be deployed to the tenants of all AEON’s malls to power their e-commerce operations.

Shafie Shamsuddin, AEON’s Managing Director/Chief Executive Officer, “We are very pleased with our new Boxed platform, myAEON2go, which is transforming our e-commerce operations for the better, even in the midst of the COVID-19 pandemic. myAEON2go has the potential to allow us to increase efficiency and pilot innovative ways to achieve a profitable, scalable and sustainable online business while delivering a seamless omnichannel experience to our customers. Furthermore, we are excited for the Boxed solution to be the engine of our new marketplace platform for the tenants of our 28 malls across Malaysia, which is expected to be launched by the end of this year."

“We are thrilled about the opportunity to implement our software and services technology and partner with a company like AEON, one of the largest and most sophisticated retailers in the world,” said Chieh Huang, CEO of Boxed. “Launching our partnership within six months and on budget with AEON demonstrates the speed and efficiency with which we can deploy our proprietary systems, even in larger implementations. We are aggressively pursuing additional expansion in international markets and expect to make announcements before the end of the year.”

On July 20, 2021, Boxed and Seven Oaks Acquisition Corp. (“Seven Oaks” or “SVOK”) (Nasdaq: SVOK, SVOKU, SVOKW), a publicly-traded special purpose acquisition company, announced that Seven Oaks had filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (the "Registration Statement") in connection with its proposed business combination with Boxed that would result in Boxed becoming a public company upon the closing of the transaction. Boxed also announced its intention to list on the New York Stock Exchange (“NYSE”) upon the closing of the business combination, which is expected in the fourth quarter of 2021. The combined company will be called Boxed, Inc. and its common stock and warrants are expected to list on the NYSE under the new ticker symbols “BOXD” and “BOXD WS”, respectively.

About Boxed

Boxed is an e-commerce retailer and an e-commerce enabler. The Company operates an e-commerce retail service that provides bulk pantry consumables to businesses and household customers, without the requirement of a “big-box” store membership. This service is powered by the Company’s own purpose-built storefront, marketplace, analytics, fulfillment, advertising, and robotics technologies. Boxed further enables e-commerce through its Software & Services business, which offers customers in need of an enterprise-level e-commerce platform access to its end-to-end technology. The Company has developed a powerful, unique brand, known for doing right by its customers, employees and society. For more information visit www.boxed.com.

About Seven Oaks Acquisition Corp.

Seven Oaks Acquisition Corp. is a special purpose acquisition company formed for the purpose of entering into a business combination. Its goal is to deliver attractive and sustainable returns to investors through an investment in a growth-oriented company that aspires to make a positive social impact with an emphasis on good Environmental, Social and Governance (“ESG”) practices. Seven Oaks raised $258.75 million in its initial public offering in December 2020 and its securities are listed on Nasdaq under the tickers “SVOK,” “SVOKU” and “SVOKW.” Seven Oaks is led by an experienced team of managers, operators and investors who have played important roles in helping build and grow profitable public and private businesses to create value for stockholders. For more information please visit www.sevenoaksacquisition.com.

About AEON CO. (M) BHD

AEON CO. (M) BHD. is a leading General Merchandise Stores (GMS) cum Supermarket chain in Malaysia, with 28 AEON MALLs, 34 AEON Outlets, 9 MaxValu Prime Supermarkets across the country. Incorporated in 1984 in response to the Malaysian Government’s invitation to help modernize the country’s retailing industry. AEON’s chain of stores strives to satisfy the ever-changing needs and desires of consumers.

Guided by its “Customer First” philosophy, the company’s acute understanding of the target market needs, aided by optimal product-mix, AEON surpasses consumer expectations and enhances their experience every time they shop. In the spirit of the name AEON, which means eternity in Latin, AEON’s goal is to work together endlessly with its customers, suppliers, business partners, shareholders and the community to create a future of limitless promises.

AEON also strongly supports environmental sustainability by championing various recycling, energy conservation and tree planting causes, by engaging and encouraging various parties, including staff, customers, NGOs, government agencies and the community at large to participate.

For more information, please visit: www.aeonretail.com.my or www.facebook.com/aeonretail.my

Important Information About the Business Combination and Where to Find It

Seven Oaks has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to Seven Oaks' stockholders in connection with its solicitation of proxies for the vote by Seven Oaks’ stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the business combination to certain of Boxed’s stockholders. After the registration statement is declared effective, Seven Oaks will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Seven Oaks' stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Boxed, Seven Oaks and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Seven Oaks as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Seven Oaks’ secretary at 445 Park Avenue, 17th Floor, New York, NY 10022, (917) 214-6371.

Participants in the Solicitation

Seven Oaks and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Seven Oaks’ stockholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Seven Oaks’ directors and officers in Seven Oaks’ filings with the SEC, including the Registration Statement on Form S-4 filed with the SEC by Seven Oaks, which includes the proxy statement/prospectus of Seven Oaks for the business combination. Stockholders can obtain copies of Seven Oaks’ filings with the SEC, without charge, at the SEC’s website at www.sec.gov.

Boxed and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Seven Oaks in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the business combination when available.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events, such as expected timing for the proposed business combination. For example, statements regarding the satisfaction of closing conditions to the proposed business combination and the timing of the completion of the proposed business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "pro forma", "may", "should", "could", "might", "plan", "possible", "project", "strive", "budget", "forecast", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Seven Oaks and its management, and Boxed and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of subsequent definitive agreements with respect to the proposed business combination; (ii) the outcome of any legal proceedings that may be instituted against Seven Oaks, Boxed, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Seven Oaks or Boxed; (iv) the inability of Boxed to satisfy other conditions to closing; (v) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Boxed as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) costs related to the business combination; (x) changes in applicable laws or regulations; (xi) the possibility that Boxed or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) Boxed's estimates of expenses and profitability; (xiii) the evolution of the markets in which Boxed competes; (xiv) the ability of Boxed to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of Boxed to defend its intellectual property; (xvi) the ability of Boxed to satisfy regulatory requirements; (xvii) the impact of the COVID-19 pandemic on Boxed's and the combined company's business; and (xviii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the registration statement on Form S-4 referenced above and other documents to be filed with the SEC by Seven Oaks.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Seven Oaks nor Boxed undertakes any duty to update these forward-looking statements.

Investor Contacts

Seven Oaks:

Drew Pearson

drew@sevenoaksacquisition.com

Boxed:

Chris Mandeville

ICR

BoxedIR@icrinc.com

Media Contacts

Boxed:

Keil Decker

ICR

BoxedPR@icrinc.com

4